January 5, 2017

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Sonia Bednarowski

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Markham Woods Press Publishing Co., Inc.

Amendment No. 5 to

Registration Statement on Form S-1

Filed December 20, 2016

File No. 333-206079

Dear Mr. Dobbie,

Below are the Company’s responses to your comment letter dated January 4, 2017:

Executive Compensation, page 21

1. We note your response to our prior comment 1. Please disclose the assumptions made in determining the “fair value” of the stock issuance to your sole officer and director. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Assumptions disclosed.

2. Please update your executive compensation disclosure to reflect the fiscal year ended December 31, 2016 in your next amendment.

Updated.

Very truly yours,

/s/ Donna Rayburn

Donna Rayburn

President

Markham Woods Press Publishing Co., Inc.

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